News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am GMT 11 November 2009

INTERIM MANAGEMENT STATEMENT

Reed Elsevier today provides an update on trading and outlook.

As expected, the trends in the first half of the year have broadly continued in the second half. The major professional markets, accounting for the majority of Reed Elsevier’s business, are proving more resilient than most but not immune from late cycle pressures given the subscription nature of much of the revenue. Advertising and promotion markets remain particularly impacted by global recession. The restructuring programmes are on track to deliver the targeted cost savings.

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier

Elsevier continues to make revenue progress with good online sales and a strong medical publishing programme, whilst pharma promotion markets remain weak.

In Science & Technology, solid ScienceDirect journal subscriptions and good growth in Scopus and database sales are tempered by lower book sales. Discussions with customers on 2010 subscription renewals are ongoing and making good progress as Elsevier works with institutions to ensure that their growing information needs are met within the context of a more difficult funding environment.

Health Sciences has seen good growth in the medical research, nursing and health professional education, and clinical decision support businesses. This is in part offset by declines in pharma promotion markets, reflecting fewer drug launches and a reduction in the marketing budgets of pharmaceutical companies.

Elsevier is continuing its long standing focus on building new products and enhanced functionalities in its scientific research business, including institutional planning and performance tools, and in clinical decision support in Health Sciences together with expanding sales coverage.

LexisNexis

LexisNexis has seen a modest decline in underlying revenues with softer legal and corporate markets in the US and internationally. Overall revenues benefit from a full year contribution from the ChoicePoint business acquired in September last year.

The US Legal Markets business has seen a continuation of the first half trends. Revenues in the core law firm market have held up, although these are under some late cycle pressure reflecting the downturn in the legal services industry. Directory listings revenues remain well behind last year although less so than in the first half with the unwinding of adverse publication phasing effects. Corporate, government and academic markets remain lower, in particular in the Nexis news and business service. Progress is being made in the significant investment programme to build the next generation of legal research and practice solutions and supporting infrastructure.

The International business sees similar late cycle trends in legal markets. Online revenues continue to grow well as firms increasingly adopt online services. Print sales are however well down as firms look to cut costs and come to rely increasingly on online services.

In Risk Solutions, the Insurance business is growing well driven by insurance policy churn, which drives data and analytics usage, and the increasing adoption by insurance carriers of more powerful analytics and workflow tools. There is also strong growth in Government markets. Offsetting this is the decline in transactional activity across other Risk markets and in particular in employee screening. The ChoicePoint integration is on track, which together with the strong growth in the Insurance business, is driving increased profitability.

Reed Exhibitions

Reed Exhibitions is seeing a continuation of the first half trends, with overall revenue declines against a record year in 2008. The number of both exhibitors and paying delegates and the average space taken by exhibitors have reduced. Other visitor numbers have continued to hold up well. Exhibitors are committing later than usual for next year’s first half shows, although it is too early to say how this will translate into eventual show revenues. There has been a net cycling out of biennial exhibitions in 2009 which will correspondingly benefit 2010. Reed Exhibitions continues to develop new shows particularly in emerging markets and to increase the effectiveness of its shows.

Reed Business Information

Reed Business Information continues to face difficult trading conditions particularly in advertising markets. User revenues have held up relatively well albeit behind last year, with good growth in data services. The divestment of controlled circulation magazines in the US and certain other print titles is in progress to reposition the portfolio with further development focused on online data and lead generation services. Substantial costs are being taken out of the business to reflect the lower revenue environment.

Outlook

Business trends seen in the second half are expected to continue for the rest of the year and into 2010 particularly with regard to late cycle effects in professional markets. Advertising and promotion markets, and other transactional markets such as employee screening, remain difficult but should stabilise as comparatives get easier.

The effects of operational gearing in a weak revenue environment combined with increased investment (particularly focused in US Legal Markets), which are only partially mitigated by restructuring and other cost actions, are likely to lead to a modest reduction in adjusted operating margin in 2010.

The longer term prospects for the business are encouraging. The markets served by Reed Elsevier have attractive inherent growth characteristics; Reed Elsevier is strongly positioned to serve its customers well in these markets and has the resources and ambition to be highly competitive and to perform well in them.

Balance sheet

The equity placing on 30 July 2009 raised £0.8bn/€0.9bn ($1.35bn) which together with the free cash flow in the second half of the year is expected to position Reed Elsevier at the end of the year at around 3.0x net debt: adjusted ebitda (on a pensions and lease adjusted basis) which compares with 3.6x at 30 June 2009. The improved credit metrics should ensure that Reed Elsevier is appropriately resourced to support its market and product strategies.

The proceeds of the equity placing were used to repay the outstanding ChoicePoint acquisition facility and reduce short term commercial paper borrowings. Taking into account the interest expense thereby saved on these borrowings and the increase in the average number of parent company shares in issue, the equity placing is expected to have a dilutive effect on adjusted earnings per share of approximately 4% in 2009 and a further approximate 4% full year effect in 2010.

Exchange rates

If recent exchange rates were to prevail until the end of the year, the average 2009 exchange rates used in results translation would be approximately $1.57:£1, $1.40:€1, and €1.12:£1, which compare with the average 2008 exchange rates of $1.85:£1, $1.47:€1; and €1.26:£1. This would have the currency translation effect of adding approximately 10% to adjusted earnings per share expressed in sterling and nil% to adjusted earnings per share expressed in euros over adjusted earnings per share at constant currencies.

- ENDS -

For further information please contact:

Sybella StanleyTel: +44 (0) 20 7166 5630
(Investors)
Patrick Kerr	Tel: +44 (0) 20 7166 5646

(Media)

Notes to Editors

About Reed Elsevier Group plc

Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal and risk management, and business to business sectors. We provide high value and flexible information solutions to professional users, with increasing emphasis on internet delivery. The group employs more than 33,000 people, including approximately 18,000 in North America. In February 2009, Reed Elsevier reported revenues for 2008 of £5,334/€6,721m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

FORWARD LOOKING STATEMENTS

This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for our products and services; competitive factors in the industries in which we operate; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.